PRESS RELEASE
                           EXHIBIT 99(f)

FOR IMMEDIATE RELEASE
THURSDAY


JANUARY 9, 1997


CONTACT PERSON:          STACY DUCKETT, VICE PRESIDENT
                         CORPORATE COMMUNICATIONS
                         (501) 688-8229


                  TCBY REPORTS IMPROVED RESULTS FOR
                   FOURTH QUARTER AND FISCAL 1996


LITTLE ROCK, AR - Thursday (January 9) - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced net income for the fourth quarter of 1996 improved to $844,434 or $.03 per share, from a net loss of $(21,566,250), or $(.84) per share, for the same period of 1995. Net income for 1996 improved to $6,548,365 or $.26 per share, from a net loss of $(21,372,858) or $(.83) per share, for 1995. Fourth quarter and 1995 results include significant charges resulting from the adoption of new accounting standards and a restructuring of the Company during the fourth quarter of 1995.

Improvements in 1996 were also achieved through growth in non-traditional franchise development, and the Company's restructuring announced in November 1995. The restructuring included the franchising or closing of Company-owned stores resulting in reduced overhead costs, and focusing on geographic regions where the Company's hardpack frozen products can be delivered and marketed in a more efficient manner.

Sales and franchising revenues for the fourth quarter ended November 30, 1996 and 1995 were $20,360,384 and $21,600,523, respectively. Sales and franchising revenues for 1996 and 1995 were $95,804,256 and $121,569,868, respectively. The declines in sales and franchising revenues primarily result from the execution of the Company's strategic decisions to franchise or close its Company-owned stores; to sell the marketing and distribution rights to its refrigerated yogurt line; and to refocus the geographic regions where the Company's hardpack frozen products are marketed.

There were 2,696 "TCBY"(Registered) locations at the conclusion of 1996. In addition, there are several thousand retail points-of-sale for "TCBY"(Registered) products domestically and abroad. The Company continues to pursue the development of franchised non-traditional locations with an emphasis on convenience stores operated in association with national petroleum companies. As of November 30, 1996, 209 of these petroleum locations were in operation and an additional 119 locations were under agreement for development. Agreements have been signed for multi-location developments with many major petroleum companies including Exxon, Citgo, and Shell. These locations offer dual-branding opportunities with other national food companies.

International development continued to expand in 1996. As of November 30, agreements were in place to develop
"TCBY"(Registered) locations in 38 countries. The Company continues to expand into additional countries, as well as assist existing franchisees in the development of new locations in their markets.

In September, 1996, the Company announced it had acquired Juice Works(Registered), a Phoenix-based juice bar concept. The Company has been in the process of finalizing the programs and systems necessary to develop the Juice Works(Registered) brand through traditional franchises, co-branding, and non-traditional development across the country. To date, there are 11 Juice Works(Registered) locations open or under development, including 5 co-branded locations with the "TCBY"(Registered) brand.

"We are very pleased with our fourth quarter and year-end results. These improvements reflect the decision made during the fourth quarter of 1995 to implement a strategic restructuring of the Company," said Frank D. Hickingbotham, Chairman of the Board and Chief Executive Officer. "We continue to pursue opportunities that will expand the TCBY Treats and Juice Works brands through traditional, co-branded, and non-traditional development. There are already over 100 franchise agreements signed for development in 1997. Significant reductions in selling, general, and administrative expenses have been realized and we will continue to focus on improving sales and profitability."

In December, 1995, the Company announced the authorization by its Board of Directors to purchase up to three million shares of its outstanding common stock. To date, the Company has purchased over 1.2 million shares under this authorization. Purchases have been made utilizing the Company's cash from operations.

During 1997, the Company plans to continue the development of locations in conjunction with national and regional petroleum companies and to expand co-branded locations with other national food companies. The Company will also focus on the development of the Juice Works(Registered) brand and franchise system. International development is expected to occur with the addition of new countries and expansion in current markets. There will be on-going attention to selling, general, and administrative expense in order to obtain additional efficiencies where possible. The Company expects to continue its stock repurchase program initiated in December, 1995.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the largest manufacturer-franchisor of frozen yogurt in the world. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.

                      TCBY Enterprises, Inc.
                  Selected Financial Highlights
                 ($000, Except Per Share Amounts)
                            (Unaudited)


                                Three Months Ended      Year Ended
                                      November  30     November 30
                                 1996        1995       1996    1995
Operating Results
Sales & Franchising Revenue     $20,360     $21,601  $95,804 $121,570
Net Income (Loss)               $   844     (21,566)   6,548  (21,373)
Net Income (Loss) Per Share     $   .03        (.84)     .26     (.83)
Average Shares Outstanding       24,745      25,673   25,157   25,602
Dividends Paid Per Share        $   .05         .05      .20      .20

                                       November 30          November 30
                                          1996                1995
Financial Position
Current Assets                        $ 44,706             $ 51,357
Current Liabilities                   $ 10,777             $ 14,668
Property, Plant & Equipment, Net      $ 43,339             $ 45,710
Total Assets                           $102,468            $111,625
Long-term Debt, Less current portion  $  9,469             $ 12,641
Stockholders' Equity                  $ 79,220             $ 82,179






                                 -30-